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                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549



                          SCHEDULE 14D-9
                        (Amendment No. 28)

              SOLICITATION/RECOMMENDATION STATEMENT

                   Pursuant to Section 14(d)(4)
              of the Securities Exchange Act of 1934



                         ITT CORPORATION

                    (Name of Subject Company)



                         ITT CORPORATION

               (Name of Person(s) Filing Statement)



                    Common Stock, no par value
         (including the associated Series A Participating
           Cumulative Preferred Stock Purchase Rights)
                  (Title of Class of Securities)

                           450912 10 0
              (CUSIP Number of Class of Securities)



                      RICHARD S. WARD, Esq.
                    Executive Vice President,
             General Counsel and Corporate Secretary
                         ITT Corporation
                   1330 Avenue of the Americas
                     New York, NY 10019-5490
                          (212) 258-1000

 (Name, Address and Telephone Number of Person Authorized to
       Receive Notices and Communications on Behalf of the
                   Person(s) Filing Statement)

                         With a copy to:

                     PHILIP A. GELSTON, Esq.
                     Cravath, Swaine & Moore
                         Worldwide Plaza
                        825 Eighth Avenue
                     New York, NY 10019-7475
                          (212) 474-1000

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                           INTRODUCTION

     The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 12, 1997, by ITT Corporation, a Nevada corporation (the "Company"), relates to an offer by HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Hilton"), to purchase 61,145,475 shares of the common stock, no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.


Item 8. Additional Information to Be Furnished.

     The response to Item 8 is hereby amended by adding the following after the final paragraph of Item 8:

     On August 13, 1997, the Company extended the expiration date of its previously commenced Equity Tender Offer. The offer is made only pursuant to the offer to purchase. A copy of a press release announcing the extension of the Equity Tender Offer is filed as Exhibit 85 hereto and is incorporated herein by reference.


Item 9. Exhibits.

     The response to Item 9 is hereby amended by adding the following new exhibits:

85.        Text of Press Release issued by the Company
           dated August 13, 1997.
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                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                    ITT CORPORATION



                                    By   /s/  RICHARD S. WARD
                                        ------------------------
                                       Name:  Richard S. Ward
                                       Title: Executive Vice President,
                                              General Counsel and
                                              Corporate Secretary


Dated as of August 13, 1997


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                          EXHIBIT INDEX


Exhibit                          Description                   Page No.
-------                          -----------                   --------

(85)          Text of Press Release issued by the Company
              dated August 13, 1997......................